Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Jessica Dickerson

Re:	GlycoMimetics, Inc.

Registration Statement on Form S-4

Filed February 18, 2025

File No. 333-285035

Ladies and Gentlemen,

On behalf of GlycoMimetics, Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated March 17, 2025, pertaining to the Company’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”). In connection with such responses, the Company is concurrently filing Amendment No. 1 to the Registration Statement (the “First Amended Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable responses on behalf of the Company. Unless otherwise indicated, page references in the responses correspond to the page numbers in the First Amended Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the First Amended Registration Statement.

Registration Statement on Form S-4

Cover Page

1.	As required by Item 501(b)(2) of Regulation S-K, as referenced in Item 1 of Form S- 4, please disclose the amount of securities being offered.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the Cover Page and page iv of the First Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

April 4, 2025

2.	You state that your shares are currently listed on Nasdaq and that it is a waivable condition to the consummation of the merger that the combined company is approved for listing on Nasdaq. Given this condition, please clarify here that you are currently not in compliance with the Nasdaq listing requirements. In addition, given that this condition is waivable, please revise your disclosure to indicate whether recirculation or re-solicitation of stockholders will occur prior to the closing if the listing application is not approved but the condition is waived. If stockholders will not have certainty regarding the listing of the combined company’s shares at the time they are asked to vote, please clarify this fact here and elsewhere in the proxy statement/prospectus as appropriate. Please also provide risk factor disclosure that addresses the potential consequences of the parties waiving the condition and the closing occurring without the Nasdaq listing, including but not limited to the liquidity implications thereof.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the Cover Page and pages viii, ix, 15, 18, 19 and 149 of the First Amended Registration Statement in response to the Staff’s comment.

Questions and Answers about the Merger

What is the Merger?, page iii

3.	Please disclose the number of shares of common stock you expect to issue, or otherwise reserve for issuance, in connection with the merger. In your disclosure, separately state the number of shares you expect to underlie shares of the Series A Preferred Stock and pre-funded warrants to be issued upon consummation of the merger.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the Cover Page and page iv of the First Amended Registration Statement in response to the Staff’s comment.

What proposals will be voted on at the GlycoMimetics Special Meeting in connection with the Merger?, page v

4.	You state that Proposal No. 2 must be approved to have an adequate number of authorized but unissued shares of common stock to complete the merger. Please disclose the number of additional authorized shares you expect to need to complete the merger and disclose the number of authorized shares that will be available for issuance after factoring in the number of shares to be issued in connection with the merger if this proposal is approved.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page vi of the First Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

April 4, 2025

What proposals are to be voted on at the GlycoMimetics Special Meeting, other than the Nasdaq Issuance Proposal..., page vi

5.	We note that Proposal No. 4 is a proposal to elect directors. Given the inclusion of this proposal, please tell us why you have not also included an advisory proposal in the proxy statement/prospectus for stockholders to approve executive compensation pursuant to Exchange Act Rule 14a-21(a). Alternatively, revise the proxy statement/prospectus to include such proposal.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the Cover Page and pages vii, 6, 109, 110, 111, and 252 of the First Amended Registration Statement in response to the Staff’s comment.

If my GlycoMimetics shares are held in “street name” by my broker..., page ix

6.	You state that if a beneficial owner does not instruct such owner’s broker, bank or other agent how to vote such owner’s shares, the broker, bank or other agent may still be able to vote such shares in its discretion. Please disclose for which of the proposals brokers, banks and other agents will be able to vote shares in the absence of instructions from the respective beneficial owner.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages xii and 112 of the First Amended Registration Statement in response to the Staff’s comment to further explain and clarify the impact of a broker non-vote, if any, on each proposal. The Company believes that the revised disclosure includes the information required pursuant to Item 21(b) of Schedule 14A, which requires identifying the “treatment and effect under applicable state law and registrant charter and bylaw provisions of … broker non-votes” but does not require disclosure of the proposals over which brokers, banks and other agents will and will not have discretionary voting authority.

Prospectus Summary

The Companies

Crescent, page 1

7.	Revise your summary of Crescent to disclose the following:

•	that Crescent was founded in September 2024 and launched to research and develop antibody and ADC candidates from Paragon Therapeutics, Inc., an antibody discovery engine founded by Fairmount Funds Management LLC;

•	that Crescent does not yet have any product candidates but, instead, has unexercised options under the Paragon Option Agreements to license the CR-001 and CR-002 product candidates from Paragon;

•	identify Paragon, Fairmount and Parascent as related parties;

Securities and Exchange Commission

April 4, 2025

•	disclose, if true, that Crescent does not currently have any in-house development capabilities and that Paragon has launched other companies with intellectual property or assets that Paragon has developed in-house;

•	clarify if Crescent would be entitled to any improvements on CR-001 and CR-002 that Paragon develops, or if Paragon could grant the rights to any such improvements, or to any new and competing technologies, to other companies against which Crescent would compete, and include risk factor disclosure as appropriate; and

•	include a cross reference to a more fulsome discussion of Crescent’s relationship, and the nature of these arrangements, with Paragon.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 2 and throughout the First Amended Registration Statement in response to the Staff’s comment.

8.	Given that Crescent was recently formed in September 2024 and that it has not yet exercised any options under the Paragon Option Agreements, please revise your disclosure here and throughout the proxy statement/prospectus as appropriate to clarify the current state of Crescent’s business. For example, if Crescent is not yet “developing” product candidates and has not yet exercised its option for CR-001, you might clarify that Crescent “intends to develop” or “is collaborating with Paragon to develop” or “to advance” product candidates and that it “expects” CR-001 to be its initial product candidate, subject to Crescent’s exercise of the option and entry into the respective license agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages iii, 1, 2, 58-59, 65, 70, 272-274, 281, 283, 322, 332, 351 and F-46 of the First Amended Registration Statement in response to the Staff’s comment.

9.	We note your statement that Crescent believes the emerging data from the clinical development of ivonescimab allows for the acceleration of the development of CR-001. Please provide a more detailed explanation of why you believe the development of ivonescimab will allow you to accelerate the development of CR-001, a new molecular entity. We further note your statement that Crescent plans to “systematically” seek regulatory approvals for CR-001 to treat multiple solid tumor indications. Please clarify what you mean by “systematically” seeking regulatory approvals, and balance these statements with the fact that Crescent has not yet begun clinical development of CR-001, that there is no guarantee Crescent will be able to accelerate development of CR-001 and that it will be several years before Crescent will be able to commercialize CR-001 if it is able to successfully complete clinical trials and obtain the requisite regulatory approvals.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 1, 67, 272, 273, 277, 290, and 322 of the First Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

April 4, 2025

10.	To the extent known, please disclose if and when Crescent expects to exercise its options for CR-001 and CR-002. In addition, briefly describe the influence, if any, that Fairmount and Paragon may have over any decision to exercise the options and in negotiating the terms of the respective licensing agreements. In this regard, in addition to the relationship between Crescent, Paragon, Fairmount and Parascent, we note your Chief Executive Officer’s affiliation with Fairmount and the rights of preferred stockholders to elect directors.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages iii, 1, 2, 58, 59, 272, 273, 281, 283, 322, 332, 351 and F-46 of the First Amended Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff that, effective as of March 17, 2025, Crescent replaced its Chief Executive Officer with an individual not affiliated with Fairmount.

Risk Factors, page 16

11.	We note from Section 11.1 of the Merger Agreement that the representations and warranties of the parties contained in the Merger Agreement do not survive the closing and that there are no indemnification rights. Please include appropriate risk factor disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 24 and 25 of the First Amended Registration Statement in response to the Staff’s comment.

The Special Meeting in Lieu of Annual Meeting of GlycoMimetics Stockholders Solicitation of Proxies, page 98

12.	We note that you have retained Innisfree M&A Incorporated as your proxy solicitor. Please disclose the material features of any contract or arrangement for such solicitation and the cost or anticipated cost thereof. Refer to Item 4(a)(3) of Schedule 14A.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 113 of the First Amended Registration Statement in response to the Staff’s comment.

Anticipated Accounting Treatment, page 130

13.	You disclose that you expect to account for the merger as a reverse recapitalization. Revise this section as well as your disclosures on pages 13 and 290 to address the following:

•	Disclose the extent to which you have determined that, immediately before the merger, GlycoMimetics will have no or nominal operations.

Securities and Exchange Commission

April 4, 2025

•	Disclose the extent to which you have determined that, immediately before the merger, GlycoMimetics will have no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 15, 149 and 361 of the First Amended Registration Statement in response to the Staff’s comment.

Agreements Related to the Merger

Lock-Up Agreements, page 151

14.	You state that the Crescent stockholders who have executed lock-up agreements as of February 7, 2025 owned, in the aggregate, approximately 98.5% of the shares of Crescent’s outstanding capital stock. Please also disclose the percentage of shares you expect to be subject to the lock-up agreements on a fully diluted basis immediately following consummation of the merger.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 171 of the First Amended Registration Statement in response to the Staff’s comment.

Subscription Agreement, page 151

15.	To the extent not already described in this section, please revise your disclosure to briefly describe the material terms of the pre-funded warrants to be issued in connection with the merger transactions, including, for example, the exercise price and duration of the warrants.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 171 and 172 of the First Amended Registration Statement in response to the Staff’s comment.

Consulting Agreements and Offer Letters, page 172

16.	Please disclose the term of Crescent’s consulting agreement and offer letter with Dr. Violin and Mr. Doughty, respectively. In addition, given Dr. Violin’s affiliation with Fairmount and the fact that Dr. Violin does not appear to be an employee of Crescent, please briefly describe any potential conflicts of interest or other risks that may arise in connection with Dr. Violin’s consulting arrangement with Crescent, and to the extent material, include appropriate risk factor disclosure regarding the same.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 193, 195 and 196 of the First Amended Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff that, effective as of March 17, 2025, Crescent replaced Dr. Violin as its Chief Executive Officer with an individual not affiliated with Fairmount, and Dr. Violin’s consulting agreement terminated effective March 31, 2025.

Securities and Exchange Commission

April 4, 2025

Matters Being Submitted to a Vote of GlycoMimetics Stockholders

Proposal No. 2 - The Authorized Share Increase Proposal

Background and Reasons for the GlycoMimetics Share Increase Amendment, page 177

17.	In the fourth paragraph, you disclose the number of shares outstanding and reserved for issuance as of the Record Date, as well as the number of shares that will remain available for issuance upon effectiveness of the Share Increase Amendment. Please also provide corresponding disclosures regarding the number of shares expected to be outstanding, reserved for issuance and available for issuance following consummation of the merger.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 200 of the First Amended Registration Statement in response to the Staff’s comment.

Possible Effects of the GlycoMimetics Share Increase Amendment, page 178

18.	Please revise your disclosure in this section to also address any potential anti-takeover effects the Share Increase Amendment may have if effected.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 200 and 201 of the First Amended Registration Statement in response to the Staff’s comment.

Proposal No. 3 - The Reverse Stock Split Proposal

Requirements for Listing on Nasdaq, page 181

19.	Please revise your disclosure in this section to clarify that you are currently not in compliance with Nasdaq’s minimum bid price requirement and to disclose the deadline by which you are required to regain compliance to maintain the listing of your common stock on Nasdaq. In addition, clarify here that the condition to closing of the merger that the shares of common stock to be issued in the merger be approved for listing on Nasdaq is a waivable condition.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 203 of the First Amended Registration Statement in response to the Staff’s comment.

Proposal No. 5 - The Auditor Ratification Proposal, page 188

20.	Please include the disclosures required by Item 9(e) of Schedule 14A.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 240 and 241 of the First Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

April 4, 2025

Crescent’s Business, page 216

21.	We note your discussions regarding third-party product candidates, including ivonescimab, as well as certain statements regarding the safety and efficacy of ivonescimab (e.g., that ivonescimab “demonstrate[d] improved clinical efficacy compared to pembrolizumab (Keytruda) in a head-to-head Phase 3 clinical trial”). We further note that Crescent intends to design a Phase 1 clinical trial of CR-001 based on the clinical profile of ivonescimab. Please revise your disclosures to address the following:

•	Clarify that the clinical trials described were third-party trials and, to the extent known, briefly describe the clinical trial protocols, including the number of participants, primary and secondary endpoints and the objective results from the clinical trials.

•	Remove statements that may imply that a product candidate is safe or effective as such determinations are solely within the authority of the FDA and corresponding regulatory authorities.

•	Clearly state that neither Crescent nor Paragon has conducted any clinical trials with CR-001 and that there is no guarantee that clinical trials with CR-001 will have similar results as compared to clinical trials with other products and product candidates.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 1, 66, 67, 71, 272-273, 275 and 322 of the First Amended Registration Statement in response to the Staff’s comment.

22.	We note your disclosure that “[b]inding of VEGF, an angiogenic growth factor that stimulates the growth of blood vessels and is overexpressed in many tumors, to CR- 001 leads to the formation of molecular complexes through polymerization of CR- 001” ... and that “[t]his increases its binding to PD-1 on immune cells and is designed to lead to more potent antitumor activity.” Please clarify if this statement is based on the disclosure from page 221 that is related to the in vitro studies of ivonescimab that you indicate were reported by Akeso Biopharma and Summit Therapeutics. If so, please caution investors that pre-clinical or other studies of CR-001 may not show similar results.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 272 and 273 of the First Amended Registration Statement in response to the Staff’s comment.

Crescent’s Pipeline, page 217

Securities and Exchange Commission

April 4, 2025

23.	Please revise the pipeline table to include a column for each of Phase 1, Phase 2 and Phase 3 clinical trials.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 273 of the First Amended Registration Statement to remove the pipeline table in response to the Staff’s comment.

24.	We note the inclusion of CR-002 and CR-003 in Crescent’s pipeline table. Given the early stage of development and limited disclosure related to these programs, please explain why they are sufficiently material to Crescent’s business to warrant inclusion in the pipeline table. If they are material, please expand your disclosure to provide a more fulsome discussion of these programs, including a description of development activities conducted. Alternatively, remove any programs that are not currently material from the pipeline table.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 273 of the First Amended Registration Statement to remove the pipeline table in response to the Staff’s comment.

The breakthrough potential of ivonescimab, an anti-PD-1/anti-VEGF bispecific molecule, page 219

25.	We note your disclosure that “[i]n a Phase 3 clinical trial in NSCLC, ivonescimab demonstrated a statistically significant and clinically meaningful improvement in PFS compared to pembrolizumab.” Please clarify if this refers to the HARMONi-2 trial described in the next paragraph, and disclose where such study was conducted and where regulatory approval is being sought for ivonescimab as a result of such trial.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 275 of the First Amended Registration Statement in response to the Staff’s comment.

The design of CR-001, page 222

26.	In the first paragraph, you state that Crescent has filed composition of matter claims for the CR-001 sequence based in part on Crescent’s proprietary scFv engineering. Please reconcile this statement with your disclosure on page 228 that, prior to entry into a License Agreement, Paragon is responsible for the prosecution, defense, maintenance and enforcement of patents related to a Research Program.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 278 of the First Amended Registration Statement in response to the Staff’s comment.

In vitro activity, page 222

Securities and Exchange Commission

April 4, 2025

27.	Please provide the p-values for the results shown in the tables in this section.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 278 of the First Amended Registration Statement in response to the Staff’s comment to add the p-value for the claim that Crescent’s in vitro data demonstrated an increased potency for CR-001 in the presence of VEGF compared to CR-001 alone.

Clinical potential for CR-001, page 223

28.	You refer to the potential to establish CR-001 as a “first-in-class” therapy. Given that ivonescimab is in Phase 3 clinicals trials, your early stage of development and the length of the drug development process, such characterization appears to be inapplicable or premature. Accordingly, please remove the statement or otherwise advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 279 of the First Amended Registration Statement in response to the Staff’s comment.

Planned clinical development of CR-001, page 223

29.	Please disclose the regulatory jurisdictions where Crescent intends to conduct its proposed Phase 1 clinical trial for CR-001.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 279 of the First Amended Registration Statement in response to the Staff’s comment.

Paragon Option Agreements, page 227

30.	We note your disclosure in the first full paragraph on page 229 that “as part of the Paragon Option Agreements, on each of December 31, 2025 and December 31, 2026, Crescent will grant Parascent warrants to purchase a number of shares equal to 1.00% of Crescent’s outstanding capital stock as of the date of the grant on a fully-diluted basis, with an exercise price equal to the fair market value of the underlying shares of Crescent common stock on each respective grant date.” We also note that pursuant to Section 5.8 of the Antibody Paragon Option Agreement that, if Crescent undergoes an initial public offering or a reverse merger transaction, the rights and obligations of Section 5.8 shall continue and Parascent shall be entitled to warrants from the ultimate public company parent to purchase a number of shares of such parent equal to 1.00% of the outstanding shares of the parent as of the date of the grant, on a fully-diluted basis (assuming the exercise or conversion of any convertible non-voting preferred stock, stock options, pre-funded warrants or similar instruments), as applicable. Please clarify if the transactions contemplated by the Merger Agreement will constitute a reverse merger for purposes of Section 5.8 of the Antibody Paragon Option Agreement and, if so, if the reverse merger warrants would be in addition to the annual warrant grants.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 285 and 353 of the First Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

April 4, 2025

31.	You state on page 229 that “As of the date of this proxy statement/prospectus, Crescent has paid Paragon (i) $6.2 million under the Antibody Paragon Option Agreement for development costs related to PD-1 and VEGF incurred by Paragon through the effective date of the agreement, including pre-development costs, and (ii) $0.8 million under the ADC Paragon Option Agreement for development costs related to the undisclosed CR-002 target incurred by Paragon through the effective date of the agreement.” Please reconcile the $6.2 million with the amounts disclosed in the preceding paragraphs, as applicable, and to the $9.9 million of research and development expense through December 31, 2024, as described on pages 264-265.

Response: The Company respectfully acknowledges the Staff’s comment and has provided the reconciliations for CR-001 and CR-002 related party expenses disclosed.

The reconciliation for CR-001 is as follows:

(in thousands)
Total CR-001 expenses paid to Paragon, as recorded on page 229	$6,238
Add:
Research Initiation Fee	1,250
Achievement of Development Candidate Milestone	1,500
Non-cash upfront equity consideration recorded as research and development expense	1,000
Less:
Reimbursed expenses recorded as general and administrative on the consolidated statement of operations	(120)
Total CR-001 related party research and development expenses recorded for the period from September 19, 2024 (inception) to December 31, 2024	$9,868

Securities and Exchange Commission

April 4, 2025

The reconciliation for CR-002 is as follows:

(in thousands)
Total CR-002 expenses paid to Paragon, as recorded on page 229	$763
Add:
Research Initiation Fee	2,500
Less:
Reimbursed expenses recorded as general and administrative on the consolidated statement of operations	(12)
Total CR-002 related party research and development expenses recorded for the period from September 19, 2024 (inception) to December 31, 2024	$3,251

The Company respectfully notes that the amounts presented above are reflected within the First Amended Registration Statement under the section titled “Crescent’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the notes to Crescent’s consolidated financial statements, and the Company views such disclosure to be accurate as written.

32.	Please revise your disclosure hereunder to clarify the extent to which Paragon had any historical assets, liabilities or cash flows associated with CR-001 or any other product in Crescent’s pipeline and, if so, provide such quantification. Revise to disclose the extent to which Paragon’s cash flows related to these product candidates were operating cash flows.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 284, 333 and 352 of the First Amended Registration Statement in response to the Staff’s comment.

33.	We note your disclosure that Paragon has filed provisional patent applications relating to CR-001 and CR-002. Please disclose the jurisdictions where such filings were made.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 287 of the First Amended Registration Statement in response to the Staff’s comment.

Crescent’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Stock-Based Compensation, page 271

Securities and Exchange Commission

April 4, 2025

34.	Please address the following regarding the stock options and restricted stock units granted by Crescent:

•	Revise to provide a tabular presentation or revise your table on page 173 to provide the grant date, number of options or restricted stock units granted, exercise price, valuation of common stock used, compensation expense recognized for all options and restricted stock units granted.

•	Tell us and revise your disclosure to explain how the valuation used compares to the exchange ratio of the merger.

•	Tell us and revise your disclosure to address how the valuation process considered the common control nature of the relationship between Crescent and Paragon at the time of the grant. Further, explain how the valuation considered eventual conclusion of the overall plan of licensing of CR-001, CR-002, and CR-003 between related parties.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 338-340 of the First Amended Registration Statement in response to the Staff’s comment.

Management Following the Merger

Executive Officers and Directors, page 274

35.	Please identify which directors are expected to be elected as the “Preferred Directors” by the holders of the GlycoMimetics Series A Preferred Stock following consummation of the merger. We also note from Section 4.3.5 of the form of Certificate of Designation of Preferences, Rights and Limitations of Series A Non- Voting Convertible Preferred Stock included as Annex F that each Preferred Director shall be entitled to three votes on each matter presented to the board of directors. Please revise to describe those provisions and to disclose if those provisions will effectively give the Preferred Directors control over decisions to be made by the board following the merger and include appropriate risk factor disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 103, 217, 255, 346 and 373 of the First Amended Registration Statement in response to the Staff’s comment.

Description of GlycoMimetics Capital Stock

Description of Preferred Stock, page 295

36.	We note the disclosure that at any time that at least 30% of the originally issued Series A Preferred Stock remains issued and outstanding, the affirmative vote of the holders of a majority of the then outstanding shares of Series A Preferred Stock shall be required to consummate a fundamental transaction or merger. Please include risk factor disclosure that addresses these voting provisions and that make clear that these provisions could prevent potential changes of control that could offer a premium over the market value of the Combined Company to the common stockholders.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 101 of the First Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

April 4, 2025

Choice of Forum, page 297

37.	Similar to your risk factor disclosure on page 88, please revise your disclosure in this section to clarify that the exclusive forum provision is not intended to apply to causes of action arising under the Securities Act and the Exchange Act.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 368 of the First Amended Registration Statement in response to the Staff’s comment.

Crescent Biopharma, Inc.'s Financial Statements Note 14, Subsequent Events, page F-44

38.	We note your disclosure on page 226 that Crescent’s rights to acquire the rights to CR- 001 and CR-002 remain unexercised. We also note your disclosure on page 216 that Crescent expects to amend the ADC Paragon Option Agreement to include CR-003. Revise this note as well as your MD&A to address the following:

•	Revise to concisely provide the current status and expected status as of effectiveness for the licenses of CR-001, CR-002 and CR-003. Confirm that you will provide updates to such disclosures here in each pre-effective amendment.

•	As part of your disclosures, provide the amounts paid versus amounts payable for each product candidate.

•	Revise to clarify the extent to which the research performed to date was performed by Paragon versus Crescent for each product candidate, identifying how the research is allocated between each company for each product candidate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 322, 332, 333, F-42 and F-46 of the First Amended Registration Statement in response to the Staff’s comment. The Company advises the Staff that, in Note 14 (Subsequent Events) and Note 15 (Events Subsequent to the Original Issuance of the Financial Statements (unaudited)) of the Company's financial statements included in the First Amended Registration Statement, it has not included disclosure regarding the expected status of its programs as of the effectiveness of the Registration Statement, because such statements are forward-looking and beyond the scope of such notes. The Company confirms that it has elsewhere in the First Amendment to the Registration Statement, and will for each subsequent pre-effective amendment to the Registration Statement, provide updates to disclosures regarding the current status, and expected status as of effectiveness of the Registration Statement, for the licenses of CR-001, CR-002 and CR-003.

Securities and Exchange Commission

April 4, 2025

General

39.	Please tell us if you intend to register the exchange of the GlycoMimetics preferred stock for the Crescent preferred stock, and the GlycoMimetics pre-funded warrants for the Crescent pre-funded warrants, or are relying on private placement exemptions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the proxy statement/prospectus included in the First Amended Registration Statement is being used to offer shares of GlycoMimetics common stock, including those issuable upon the exercise of GlycoMimetics pre-funded warrants and the conversion of GlycoMimetics Series A Preferred Stock. The issuance of GlycoMimetics pre-funded warrants and GlycoMimetics Series A Preferred Stock will not be made in reliance on an exemption from registration. Instead, these securities are being registered under the Securities Act as part of the Form S-4 registration statement. In accordance with the SEC Division of Corporation Finance, Compliance and Disclosure Interpretations, Section 139 Securities Act Section 5, Q. 139.01 (Aug. 14, 2009), the underlying securities must (emphasis added) be registered at the time of the offer and sale of convertible securities or warrants if such securities are convertible or exercisable within one year. The GlycoMimetics pre-funded warrants and GlycoMimetics Series A Preferred Stock are exercisable or convertible within one year, respectively. Therefore, the shares of GlycoMimetics common stock issuable upon the exercise of the pre-funded warrants and the conversion of the Series A Preferred Stock are being registered concurrently with the offer and sale of these securities.

In addition, the Company respectfully advises the Staff that it has revised the disclosure on the Cover Page and Explanatory Note of the First Amended Registration Statement in response to the Staff’s comment. The Company also respectfully advises the Staff that it has revised footnote (1) to the filing fee table filed as Exhibit 107 to the First Amended Registration Statement to clarify that the securities being registered include the shares of GlycoMimetics common stock underlying the GlycoMimetics pre-funded warrants and GlycoMimetics Series A Preferred Stock.

*****

Securities and Exchange Commission

April 4, 2025

Please contact the undersigned at 410-559-2881 or via email at arubin@sidley.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Asher M. Rubin, Esq.
Asher M. Rubin, Esq.
Sidley Austin LLP

cc:	Brian Hahn, GlycoMimetics, Inc.

John H. Butler, Esq., Sidley Austin LLP

Kostian Ciko, Esq., Sidley Austin LLP

Ryan A. Murr, Gibson, Dunn & Crutcher LLP

Branden C. Berns, Gibson, Dunn & Crutcher LLP